Exhibit 12.1

Statement of Computation of Ratios of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges on a historical basis for the periods indicated (amounts in thousands, except ratio data).

	Nine months ended March 31,	Fiscal Year Ended June 30,
	2018	2017	2016	2015	2014	2013
Earnings	$(133,315)	$118,866	$(21,758)	$62,244	$82,927	$137,168
Fixed Charges:
Interest expense	11,968	19,721	17,912	10,638	10,638	10,608
Amortization of debt issuance costs	1,912	2,133	2,038	1,851	1,735	1,650
Amortization of discount on convertible securities due 2019	9,288	11,692	10,947	10,250	9,597	9,015
Portion of rental expense representative of interest	37	70	86	101	49	64
Total Fixed Charges	$23,205	$33,616	$30,983	$22,840	$22,019	$21,337
Earnings plus fixed charges	$(110,110)	$152,482	$9,225	$85,084	$104,946	$158,505
Ratio of earnings to fixed charges (unaudited)	N/A	4.54	N/A	3.73	4.77	7.43
Deficiency of earnings available to cover fixed charges	$(133,315)	N/A	$(21,758)	N/A	N/A	N/A

(1)                                 For the periods we had losses, we have provided the deficiency amount.  For purposes of calculating the ratio of earnings to fixed charges, “earnings” represents pre-tax income from continuing operations before fixed charges. “Fixed charges” means the sum of (i) interest expensed and capitalized, (ii) amortized debt issuance costs, and (iii) an estimate of the interest within rental expense.